Notice of the Extraordinary General Meeting

Notice is hereby given that the Extraordinary General Meeting (EGM) of the members of Infosys Limited will be held on Wednesday, July 30, 2014 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

Special business

Item no. 1 – Appointment of Dr. Vishal Sikka

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and the Articles of Association of the Company, Dr. Vishal Sikka (Dr. Sikka), who was appointed as an Additional Director and Whole-time Director of the Company by the Board of Directors (the 'Board') from June 14, 2014 to July 31, 2014 and as the Chief Executive Officer and Managing Director (CEO & MD) from August 1, 2014 to June 13, 2019, and who holds office until the date of the next annual general meeting, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013, signifying his intention to propose Dr. Sikka as a candidate for the office of a director of the Company, be and is hereby appointed as a director of the Company liable to retire by rotation.

Resolved further that, pursuant to the provisions of Sections 196, 197, Schedule V and other applicable provisions of the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and subject to the approval of the Central Government, the approval of members of the Company be and is hereby accorded to the appointment of Dr. Sikka, as a Whole-time Director from June 14, 2014 to July 31, 2014 and as CEO & MD from August 1, 2014 to June 13, 2019, on the terms and conditions as specified in the Explanatory Statement pursuant to Section 102 (1) of the Companies Act, 2013 annexed to this Notice and on the remuneration, which is as follows:

1. Base pay: Annual base salary of US $900,000 to be paid periodically in accordance with the Company's normal payroll practices and subject to withholdings.
2. Variable pay: Annual variable pay at a target level of US $4,180,000 (or such other sum as may be decided by the Board) each fiscal year, less applicable withholdings, subject to the Company's achievement of certain fiscal year milestones as determined by the Board (or its Committee) in its sole discretion. The Board (or its Committee) may reserve the authority to set such milestones on a GAAP or non-GAAP basis.
3. Stock compensation: Dr. Sikka will be eligible to participate in the Company's Restricted Stock Unit (RSU) Plan, 2011 and will be eligible to receive an annual grant of RSUs covering either company equity shares or ADS having a value on the grant date equal to US $2,000,000. 'Value' means the closing trading price of the applicable Share / ADS on the applicable stock exchange on the date of grant. The Administrator of the Plan will set the terms and conditions governing the award.
4. Employee benefits: During the term of office, Dr. Sikka will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company.
5. Vacation: Dr. Sikka will be entitled to paid vacation in accordance with the Company's vacation policy as applicable to its whole-time directors.
6. Expenses: The Company will reimburse Dr. Sikka for reasonable travel, entertainment or other expenses incurred by him in the furtherance of or in connection with the performance of duties hereunder, in accordance with the Company's expense reimbursement policy for whole-time directors as in effect from time to time.
7. Minimum remuneration: Notwithstanding anything herein above stated, wherein any financial year closing on and after March 31, 2015, during the tenure of Dr. Sikka as CEO & MD of the Company, the Company incurs a loss or its profits are inadequate, the Company shall pay to Dr. Sikka the remuneration by way of base salary, variable pay, and other allowances not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that, the Board be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force).

Item no. 2 – Appointment of K. V. Kamath

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to the provisions of Sections 149, 150 and 152, and any other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) read with Schedule IV to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), K. V. Kamath, Director of the Company whose period of office is liable to determination by retirement of directors by rotation (under the erstwhile Companies Act, 1956) and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose K. V. Kamath as a candidate for the office of director, be and is hereby appointed as an Independent Director of the Company to hold office up to December 1, 2017, and whose office shall not be liable to retire by rotation.

Item no. 3 – Appointment of R. Seshasayee

To consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

Resolved that, pursuant to the provisions of Sections 149, 150 and 152, and any other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) read with Schedule IV to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), R. Seshasayee, Director of the Company whose period of office is liable to determination by retirement of directors by rotation (under the erstwhile Companies Act, 1956) and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose R. Seshasayee as a candidate for the office of director, be and is hereby appointed as an Independent Director of the Company to hold office up to May 31, 2018, and whose office shall not be liable to retire by rotation.

Registered office:
Electronics City, Hosur Road
Bangalore 560 100, India

Bangalore
June 30, 2014

by order of the Board of Directors
for Infosys Limited

Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Notes

1. The Explanatory Statement pursuant to Section 102 (1) of the Companies Act, 2013 with respect to the special business set out in the Notice is annexed.
2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE EGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING INSTEAD OF HIMSELF / HERSELF, AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
3. The instrument appointing the proxy, duly completed, stamped and signed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting. The Proxy form for the EGM is enclosed herewith.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged at any time during the business hours of the Company.
5. Members / proxies should bring the duly filled Attendance slip enclosed herewith to attend the meeting.
6. The Notice of the EGM along with the Attendance slip and Proxy form is being sent by electronic mode to all members whose email addresses are registered with the Company / Depository Participant(s) unless a member has requested for a hard copy of the same. For members who have not registered their email address, physical copy of the Notice is being sent by the permitted mode.
7. Members may also note that the Notice of the EGM will be available on the Company's website, *www.infosys.com*. The Notice will also be available at the Company's registered office for inspection during normal business hours on working days. Members may write to us at *investors@infosys.com* if they have any queries or require communication in physical form in addition to electronic communication.
8. Additional information pursuant to Clause 49 of the Listing Agreement with the stock exchanges in respect of the Directors seeking appointment at the EGM is furnished herewith and forms a part of the Notice. The Directors have furnished the requisite consents / declarations for their appointment.
9. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the EGM.

Explanatory Statement pursuant to Section 102 (1) of the Companies Act, 2013

Item no. 1

The Board, upon the recommendations of the Nominations and Governance Committee and the Management Development and Compensation Committee, at its meeting held on June 14, 2014, appointed Dr. Sikka, as an Additional Director and the Whole-time Director till July 31, 2014 and as CEO & MD from August 1, 2014.

The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of Dr. Sikka for the office of director.

The Company has received from Dr. Sikka (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014, and (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013.

The terms and conditions of his appointment are as follows:

1. Remuneration: As provided in the resolution.
2. Period of appointment: Five years beginning on June 14, 2014 and ending on June 13, 2019.
3. Dr. Sikka shall perform such duties as shall from time to time be entrusted to him by the Board of Directors, subject to superintendence, guidance and control of the Board of Directors.

The resolution seeks the approval of the members in terms of Sections 196 and 197 read with Schedule V and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force) for the appointment of Dr. Sikka as the Whole-time Director till July 31, 2014 and as CEO & MD from August 1, 2014.

No director, key managerial personnel or their relatives, except Dr. Sikka, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 1 for the approval of members.

Item no. 2

K. V. Kamath is an Independent Director of the Company (appointed pursuant to Clause 49 of the Listing Agreement), whose period of office is liable to determination by retirement of directors by rotation under the erstwhile applicable provisions of the Companies Act, 1956. He joined the Board of Directors of the Company (the 'Board') in May 2009. The Companies Act, 2013, came into effect on April 1, 2014. Section 149 (10) of the Companies Act, 2013 provides that an independent director shall hold office for a term of up to five consecutive years on the Board. Further, Section 149 (13) of the Companies Act, 2013 states that the provisions relating to retirement of directors by rotation shall not apply to the appointment of independent directors. Additionally, the Ministry of Corporate Affairs, Government of India, by a notification, has clarified that if a company intends to appoint existing independent directors as independent directors under the Companies Act, 2013, such appointment must be made expressly within one year from April 1, 2014. The Company proposes to comply with the provisions of the Companies Act, 2013 and the notification of the Ministry of Corporate Affairs.

K. V. Kamath being eligible, the resolution seeks the approval of members for his appointment as an Independent Director. An independent director's appointment is subject to the retirement policy of the Board. Subject to the term of office conditionalities under the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and the Listing Agreement, independent directors retire on a date, which is earlier of either of the following events:

Age: Attaining the age of 70 years; or

Term completion: Completion of nine years on the Board from the date of the first appointment.

Hence, it is proposed to appoint K. V. Kamath as an Independent Director for the period April 1, 2014 to December 1, 2017 (retirement by age), pursuant to Section 149 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force), and that he shall not be liable to retire by rotation.

The Company has received notice in writing pursuant to Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of K. V. Kamath for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from K. V. Kamath (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, confirming his eligibility for such appointment, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

In the opinion of the Board, K. V. Kamath fulfils the conditions specified in the Companies Act, 2013, and Rules made thereunder for his appointment as an Independent Director of the Company, and is independent of the Management. A copy of the draft letter for the appointment of K. V. Kamath as an Independent Director setting out the terms and conditions would be available for inspection without any fee by the members at the registered office of the Company during normal business hours on any working day. The Board considers that his continued association would be of immense benefit to the Company and it is desirable to continue to avail the services of K. V. Kamath as an Independent Director. Accordingly, the Board recommends the resolution in relation to the appointment of K. V. Kamath as an Independent Director, for the approval by the members of the Company.

No director, key managerial personnel or their relatives, except K. V. Kamath, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 2 for the approval of members.

Item no. 3

R. Seshasayee is an Independent Director of the Company (appointed pursuant to Clause 49 of the Listing Agreement), whose period of office is liable to determination by retirement of directors by rotation under the erstwhile applicable provisions of the Companies Act, 1956. He joined the Board of Directors (the 'Board') of the Company in January 2011. The Companies Act, 2013, came into effect on April 1, 2014. Section 149 (10) of the Companies Act, 2013 provides that an independent director shall hold office for a term of up to five consecutive years on the Board. Further, section 149 (13) of the Companies Act, 2013 states that the provisions relating to retirement of directors by rotation shall not apply to the appointment of independent directors. Additionally, the Ministry of Corporate Affairs, Government of India, by a notification, has clarified that if a company intends to appoint existing independent directors as independent directors under the Act, such appointment must be made expressly within one year from April 1, 2014. The Company proposes to comply with the provisions of the Companies Act, 2013 and the notification of the Ministry of Corporate Affairs.

R. Seshasayee being eligible, the resolution seeks the approval of members for his appointment as an Independent Director. An independent director's appointment is subject to the retirement policy of the Board. Subject to the term of office conditionalities under the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and the Listing Agreement, independent directors retire on a date, which is earlier of either of the following events :

Age : Attaining the age of 70 years; or

Term completion : Completion of nine years on the Board from the date of the first appointment.

Hence, it is proposed to appoint R. Seshasayee as an Independent Director for the period April 1, 2014 to May 31, 2018 (retirement by age), pursuant to Section 149 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force), and that he shall not be liable to retire by rotation.

The Company has received notice in writing pursuant to Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹1,00,000/- proposing the candidature of R. Seshasayee for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from R. Seshasayee (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR-8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, confirming his eligibility for such appointment, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

In the opinion of the Board, R. Seshasayee fulfils the conditions specified in the Companies Act, 2013 and Rules made thereunder for his appointment as an Independent Director of the Company and is independent of the Management. A copy of the draft letter for the appointment of R. Seshasayee as an Independent Director setting out the terms and conditions would be available for inspection without any fee by the members at the registered office of the Company during normal business hours on any working day. The Board considers that his continued association would be of immense benefit to the Company and it is desirable to continue to avail the services of R. Seshasayee as an Independent Director. Accordingly, the Board recommends the resolution in relation to the appointment of R. Seshasayee as an Independent Director, for the approval by members of the Company.

No director, key managerial personnel or their relatives, except R. Seshasayee, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 3 for the approval of the members.

Registered office :
Electronics City, Hosur Road
Bangalore 560 100
India

Bangalore
June 30, 2014

by order of the Board of Directors
for Infosys Limited



Parvatheesam K.
Chief Risk & Compliance Officer and Company Secretary

Additional information on directors recommended for appointment as required under Clause 49 of the Listing Agreement



Dr. Vishal Sikka

Dr. Vishal Sikka was inducted as the Chief Executive Officer and Managing Director (Designate) of Infosys on June 14, 2014. He will take over as the Chief Executive Officer and Managing Director, from S. D. Shibulal, beginning August 1, 2014.

Prior to joining Infosys, Dr. Sikka was a member of the Executive Board of SAP AG, leading all products and driving innovation globally. In his 12 years at SAP, Dr. Sikka led SAP's portfolio including the breakthrough in-memory platform, SAP HANA, all their applications, cloud and technology solutions. He is credited with accelerating SAP's development processes, transforming its innovation culture and leading several successful product co-creation initiatives with clients. He is also the creator of the concept of 'timeless software', which represents the renewal of products without disruption to customer environments.

His experience includes research in artificial intelligence, intelligent systems, programming languages and models, and information management – at Stanford, at Xerox Palo Alto Labs, and as founder of two startup companies.

Dr. Sikka received his BS in Computer Science from Syracuse University. He holds a Ph.D. in Computer Science from Stanford University, U.S.

Companies (other than Infosys) in which Dr. Sikka holds directorship and committee membership

Directorship

None

Chairperson of Board committees

None

Member of Board committees

None

Shareholding in the Company

Dr. Vishal Sikka does not hold any equity shares of the Company.



K. V. Kamath

K. V. Kamath is the Lead Independent Director of Infosys Limited and non-executive Chairman of the Board of Directors of ICICI Bank.

Kamath started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-East Asia before returning to ICICI as its Managing Director and CEO in 1996. Under his leadership, the ICICI Group transformed into a diversified, technology-driven financial services group that has leadership positions across banking, insurance and asset management in India, and an international presence. He retired as the Chief Executive Officer and Managing Director in April 2009, and took up his present position as the non-executive Chairman.

Kamath joined the Board of Infosys in May 2009 and took over as Chairman of the Board in August 2011. He stepped down as Chairman of the Board in June 2013 and took up the position of Lead Independent Director.

Kamath received the Padma Bhushan from the Government of India in 2008. He is recognized as a global business leader and is on the boards of several Indian and international companies. He was named 'Businessman of the Year' by *Forbes Asia* and 'Business Leader of the Year' by *The Economic Times*, India, in 2007. He was also named CNBC's 'Asian Business Leader of the Year' in 2001.

Kamath was the President of the Confederation of Indian Industry (CII) from 2008 to 2009. He is also an Independent Director on the Board of Directors of Schlumberger Limited and the Chairman of the Society and Board of Governors of the Indian Institute of Management, Indore. He has been a co-chair of the World Economic Forum's Annual Meeting in Davos.

Kamath has a degree in mechanical engineering from National Institute of Technology, Karnataka, Surathkal and did his management studies at the Indian Institute of Management, Ahmedabad.

Companies (other than Infosys) in which K. V. Kamath holds directorship and committee membership

Directorship

ICICI Bank Limited
Schlumberger Limited

Chairperson of Board committees

ICICI Bank Limited
Credit committee
Risk committee

Schlumberger Limited
Finance committee

Member of Board committees

ICICI Bank Limited
Board Governance Remuneration & Nomination Committee
Customer Service Committee
Fraud Monitoring Committee
Information Technology Strategy Committee

Schlumberger Limited
Audit committee

Shareholding in the Company

K. V. Kamath does not hold any equity shares of the Company.



R. Seshasayee

R. Seshasayee, a Chartered Accountant, started his career with Hindustan Lever Limited in 1971. He joined Ashok Leyland Ltd in 1976, rose to become the Managing Director and CEO of the company from 1998 to 2011, and is presently the Non-Executive Vice Chairman. Under Seshasayee's leadership, Ashok Leyland was transformed into a globally competitive company, with contemporary technology. During his tenure as CEO, the company's turnover grew by over four times and profits by over thirty times.

He was the President of the Society of Indian Automobile Manufacturers, the apex body representing the automobile industry in India during 2001-03, and the National President of CII during 2006-07.

As the Chairman of IndusInd Bank since 2007, Seshasayee has been playing a pivotal role in its transformation into one of the leading banks in the private sector. Seshasayee has also been a director on the Boards of many companies, including ICICI Bank and EID Parry (India) Ltd.

Seshasayee has served on several government and professional committees. He is a member of the Board of Trade, an advisory body on policies relating to trade and commerce. He was a member of the Government Delegation to Doha Ministerial Round of World Trade Organization in 2001, and the Hong Kong Ministerial in 2005.

He was the Chairman of the Board of Governors of the National Institute of Technology Tiruchirapalli (NIIT) and was also the Chairman of the Indian Institute of Information Technology Design and Manufacturing (IITD&M), Kancheepuram.

Seshasayee was accorded the 'Star of Italian Solidarity' award by the Italian Government. In 2008, he was awarded the Sir Jehangir Ghandy Medal for Industrial and Social Peace by XLRI, Jamshedpur. In the same year, he was conferred the 'Lifetime Achievement Award' by the Institute of Chartered Accountants of India.

Companies (other than Infosys Limited) in which R. Seshasayee holds directorship and committee membership

Directorship

Ashley Airways Limited
Ashok Leyland Limited
Ashley Alteams India Limited
Hinduja Foundries Limited
IndusInd Bank Limited
Hinduja Energy (India) Limited
Hinduja Leyland Finance Limited
Hinduja National Power Corporation Limited
Houghton International Inc. USA

Chairperson of Board committees

IndusInd Bank Limited
Committee of Directors(Loans disbursal)
Nomination committee

Hinduja Foundries Limited
Investment committee
Remuneration committee

Hinduja Leyland Finance Limited
Remuneration committee

Hinduja National Power Corporation Limited
Audit committee

Member of Board committees

Ashok Leyland Limited
Investor grievance committee
Investment committee
Technology committee

Hinduja Foundries Limited
Capital securities committee

IndusInd Bank Limited
Human resource committee

Hinduja Energy Limited
Audit committee

Shareholding in the Company

R. Seshasayee holds 62 equity shares of the Company.

Attendance record of the directors seeking appointment

Directors	Number of meetings	
	held	attended
Dr. Vishal Sikka [1]	1	0
K. V. Kamath	3	3
R. Seshasayee	3	3

[1] *Appointed as the Chief Executive Officer and Managing Director (Designate) of the Company with effect from June 14, 2014.*

Disclosure in terms of Clause 49 (IV) (G) (ia) of the Listing Agreement

There are no inter-se relationships between the Board members.

Instructions for e-voting

The instructions for e-voting is annexed to this Notice.